April 28, 2011

BY EDGAR

H. Roger Schwall Assistant Director Mail Stop 4628 Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-7553

Re:	Alpha Natural Resources, Inc.
Registration Statement on Form S-4 File No. 333-172888

Dear Mr. Schwall:

Alpha Natural Resources, Inc. (“Alpha”) hereby respectfully requests that the Registration Statement on Form S-4 filed by Alpha on March 17, 2011 (File No. 333-172888), as amended, be declared effective on April 28, 2011 at 5:30 p.m., Washington, D.C. time, or as soon as practicable thereafter.

Very truly yours, ALPHA NATURAL RESOURCES, INC.

By:	/s/ Vaughn R. Groves
Name:	Vaughn R. Groves
Title:	Executive Vice President, General Counsel and Secretary

cc:	Richard R. Grinnan, Esq.
Massey Energy Company

Jeffrey S. Lewis, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Robert I. Townsend III, Esq.
Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP

David M. Carter, Esq.
David Meyers, Esq.
Troutman Sanders LLP